Exhibit 8.1

List of Subsidiaries
(As of May 30, 2009)

Subsidiaries	Place of Incorporation

1. ReneSola America	State of Delaware, United State
2. ReneSola Singapore Pte Ltd.	Republic of Singapore
3. Zhejiang Yuhui Solar Energy Source Co., Ltd.	People’s Republic of China
4. Sichuan ReneSola Silicon Material Co., Ltd.	People’s Republic of China
5. Wuxi Jiacheng Solar Energy Technology Co., Ltd.	People’s Republic of China